REGULATION CF
SPV SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE PLATFORM MAINTAINED BY VAS PORTAL, LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT BELOW. THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, AND ITS BUSINESS PLAN AND STRATEGY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE

BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Nova Roma Funding, LLC
       c/o Nova Roma, Inc.

Ladies and Gentlemen:

The undersigned (the "Investor") represents and understands that Nova Roma Funding, LLC, a Delaware limited liability company (the "Issuer") is serving as a "crowdfunding vehicle," as defined under Rule 3a-9 of the Investment Company Act of 1940, as amended, for securities to be acquired by Nova Roma, Inc., a Delaware corporation (the "Company"). The Issuer is offering up to 25,000,000 of its Series CF Preferred Units (the "Securities") for $0.12 per unit (the "Purchase Price") in a Regulation Crowdfunding offering (the "Offering"). All of the proceeds received by the Issuer in this Offering will be invested in the Company. The Securities being subscribed for under this Subscription Agreement constitute limited liability company membership interests of the Issuer which relate to securities issued by the Company on a one-to-one basis. This Offering is subject to the Form C, jointly filed by the Issuer and the Company (the "Form C"), the Limited Liability Company Operating Agreement of the Issuer (the "Operating Agreement") and the governing documents of the Company (collectively, the "Offering Documents"), each as may be amended.

The Offering has a minimum offering target of $500,000 (the "Target Offering Amount") and a maximum offering target of $3,000,000 (the "Maximum Offering Amount"). The Offering has a deadline to raise the Target Offering Amount of October 3, 2023 (the "Offering Deadline"). Once the Offering reaches the Target Offering Amount, the Issuer may elect at any time to close all or any portion of this Offering, on various dates at or prior to the Offering Deadline, up to the Maximum Offering Amount.

This Subscription Agreement (this "Subscription Agreement") relates to Investor's agreement to purchase Securities in the amount set forth on the Signature Page hereto, to be issued by the Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Documents for the sale of the Securities, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Documents.

Investor understands that if Investor wishes to purchase Securities, Investor must complete this Subscription Agreement and submit the applicable Subscription Price in accordance with the instructions set forth in the Offering Documents and on the Portal's page for this Offering.

In order to induce the Company to accept this Subscription Agreement for Securities and as further consideration for such acceptance, Investor hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties, with the full knowledge that the Issuer and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, Investor hereby irrevocably subscribes for the Securities set forth on the signature page hereto in the aggregate purchase amount or price there indicated (the "Total Purchase Price"), which is payable as described in Section 4 hereof. Investor acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription Agreement and the Offering Documents.

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Issuer shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason, and that the same shall be deemed to be accepted by the Issuer only when Investor has received a confirmation of closed investment notice from the crowdfunding portal (the "Portal"). Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. In the event of rejection of this subjection in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

3. The Closing. The closing of the purchase and sale of the Securities shall take place at 10:00 PM Pacific Time on the Offering Deadline or at such earlier time as set by Issuer (the "Closing"), subject to the following conditions:

    (a) The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount.

    (b) The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

    (c) The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved with the escrow agent (the "Escrow Agent"), and their funds have cleared the escrow account (the "Escrow Account").

(d)   If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a subscription agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitments up to the Closing.

(e)   The Offering may close in batches after the Offering Deadline as requirements are met for any such batch of subscribers.

4. Payment for Securities. Investor shall pay to the Issuer the Total Purchase Price at the time of entering into this Subscription Agreement. Investor may pay the Total Purchase Price by ACH, credit card, or wire transfer. Payment shall be submitted to the Escrow Agent and held by the Escrow Agent until such time that it is either refunded to Investor or distributed to the Issuer. If payment is never received by the Escrow Agent, Investor's subscription will be canceled.

5. Termination. The Issuer and Investor may terminate this Subscription Agreement as follows:

(a)   Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing. If Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, Investor may not terminate this Subscription Agreement.

(b)   The Issuer may terminate this Subscription Agreement at any time and for any reason up until the time that Investor's subscription is accepted.

6. Joinder. **Pursuant to and in accordance with the Operating Agreement, Investor hereby acknowledges that it has received and reviewed a complete copy of the Operating Agreement and agrees that upon execution of this Subscription Agreement and as of the Closing, Investor shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms, and conditions of the Operating Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all of the rights incidental thereto.**

7. Representations and Warranties of the Issuer. As of the Closing, the Issuer represents and warrants that:

(a)   The Issuer is duly formed and validly existing under the laws of the state of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

(b)   This Subscription Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Offering Documents, will be validly issued, fully paid and non-assessable. Further, the underlying securities to be issued by the

Company to the Issuer will be validly issued, fully paid and non-assessable, and will constitute the binding obligations of the Company, enforceable against the Company in accordance with their terms.

8.   Representations and Warranties of Investor. Investor hereby represents and warrants to and covenants with the Issuer that:

(a)   Investor has the capacity to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on Investor or any investment guideline or restriction applicable to Investor.

(b)   Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(c)   Investor is a citizen of the United States of America.

(d)   Investor is at least eighteen (18) years of age.

(e)   Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which Investor purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which Investor is subject or in which Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

(f)   Investor has received a copy of the Offering Documents. Investor has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein.

(g)   Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Documents. Investor represents that it is able to bear any loss associated with an investment in the Securities.

(h)   Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Issuer or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to Investor in deciding to invest in the Securities.

(i)   Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Documents. Investor has had access to such information concerning the Issuer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(j)   Investor understands that each of Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by Investor.

(k)   Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon Offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall return the previously paid Total Purchase Price of the Securities, without interest thereon, to Investor.

(l)   Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(m)   Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(n)   Investor confirms that the Issuer has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, Investor is not relying on the advice or recommendations of the Issuer and Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for Investor.

(o)   Investor has such knowledge, skill and experience in business, financial and investment matters that Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of Investor's own professional advisors, to the extent that Investor has deemed appropriate, Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and Investor is able to bear the risks associated with an investment in the Securities.

(p)   Investor is aware of its investment limitations based on Investor's annual net income, net worth and previous investments through other regulation crowdfunding offerings and is compliant with such limitations based on the Total Purchase Price.

(q)   Investor is acquiring the Securities solely for Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. Investor understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of Investor and of the other representations made by Investor in this Subscription Agreement. Investor understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r)   Investor understands that the Securities are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and Investor understands that the Issuer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act (including Rule 144 thereunder). Accordingly, Investor understands that under the Commission's rules, Investor may dispose of the Securities principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of Investor. Consequently, Investor understands that Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(s)   Investor understands that the Securities may not be transferred by Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

(t)   Investor agrees: (A) that Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; and (B) that the Issuer and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions and any restrictions set forth in the Offering Documents.

9.   Conditions to Obligations of Investor and the Issuer. The obligations of Investor to purchase and pay for the Securities specified on the signature page and of the Issuer to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 6 hereof and of Investor contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

10.   Obligations Irrevocable. The obligations of Investor shall be irrevocable except as allowed under the laws of Regulation Crowdfunding.

11.   Waiver, Amendment. Once this Subscription Agreement has been accepted by both parties, neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

12.   Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Issuer or Investor without the prior written consent of the other party.

13.   Waiver of Jury Trial. INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

14.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by Investor ("Proceedings"), Investor irrevocably submits to the jurisdiction of the federal or state chancery courts located in Salt Lake City, Utah, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. <u>Governing Law</u>. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

16. <u>Section and Other Headings</u>. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

17. <u>Counterparts</u>. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

18. <u>Notices</u>. All notices and other communications provided for herein shall be by email and shall be deemed to have been duly given on the day on which the receiver received such email if sent prior to 5:00 PM in the receiver's time and on the following business day if sent after 5:00 PM.

19. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

20. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Issuer and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of Investor and (iii) the death or disability of Investor.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, Investor has executed this Subscription Agreement on:

_____   _____,   _____
Month   Day   Year

INVESTOR:

By: _____
                                               Signature

Name: _____
                                               Print

State or Territory, and Country of Domicile:_____United States of America_____

Aggregate Subscription Amount: US$_____

The offer to purchase Securities as set forth above is confirmed and accepted by the Issuer as to _____ shares of Series CF Preferred Units.

Date: _____

By: _____